UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ____________ to ____________.

                       Commission file number: 001-13253


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE PEOPLES BANK & TRUST COMPANY 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           THE PEOPLES HOLDING COMPANY
                                 209 Troy Street
                                Tupelo, MS 38802

                                FINANCIAL REPORT

                                THE PEOPLES BANK
                               AND TRUST COMPANY

                                  401(k) PLAN

                              Tupelo, Mississippi
                               December 31, 2002

                                    CONTENTS

                                                                    PAGE
INDEPENDENT AUDITORS' REPORT ......................................    3

FINANCIAL STATEMENTS:
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .................    4
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ......    5
  NOTES TO FINANCIAL STATEMENTS ...................................    6

SUPPLEMENTAL SCHEDULES:
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR ..   10
  SCHEDULE OF REPORTABLE TRANSACTIONS .............................   11

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
The Peoples Bank and Trust Company
401(k) Plan
Tupelo, Mississippi

     We have audited the accompanying statement of net assets available for benefits of The Peoples Bank and Trust Company 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Peoples Bank and Trust Company 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year, and reportable transactions, together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                               /s/ Nail McKinney Professional Association




April 23, 2003

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                           December 31, 2002 and 2001

                                                     2002           2001
          ASSETS                                 -----------    -----------
INVESTMENTS AT FAIR VALUE (Note 5)
   Mutual funds ................................ $ 4,505,811    $ 3,851,058
   Common stock ................................   1,941,982      1,566,136
   Trust for U.S. Treasury Obligations .........       9,001         32,423
   Participant note receivable .................       1,424              -
                                                 -----------    -----------
Total investments ..............................   6,458,218      5,449,617

RECEIVABLES
   Employer contribution .......................     644,644        440,214
   Dividends ...................................      13,446         11,247
                                                 -----------    -----------
Total receivables ..............................     658,090        451,461
                                                 -----------    -----------
Total assets ...................................   7,116,308      5,901,078
                                                 -----------    -----------

      LIABILITIES
Cash overdraft .................................       1,182              -
Due to participants ............................           -            474
                                                 -----------    -----------
Total liabilities ..............................       1,182            474
                                                 -----------    -----------
Net assets available for benefits .............. $ 7,115,126    $ 5,900,604
                                                 ===========    ===========


The notes to financial statements are an integral part of these statements.

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                     Years ended December 31, 2002 and 2001

                                                     2002           2001
                                                 -----------    -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation (depreciation) in fair
        value of investments (Note 5) .......... $  (498,999)   $   533,399
      Interest .................................       4,154          4,398
      Dividends ................................     155,790        126,531
                                                 -----------    -----------
                                                    (339,055)       664,328
   Contributions
      Employer .................................     644,644        440,347
      Participant deferrals ....................   1,217,956        891,413
                                                 -----------    -----------
                                                   1,862,600      1,331,760
                                                 -----------    -----------
   Total additions .............................   1,523,545      1,996,088
                                                 -----------    -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants ............     309,023        254,656
                                                 -----------    -----------
   Total deductions ............................     309,023        254,656
                                                 -----------    -----------
   Net increase ................................   1,214,522      1,741,432

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year ...........................   5,900,604      4,159,172
                                                 -----------    -----------
   End of year ................................. $ 7,115,126    $ 5,900,604
                                                 ===========    ===========


The notes to financial statements are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                               December 31, 2002

NOTE 1. DESCRIPTION OF PLAN

     The  following  brief  description  of The Peoples  Bank and Trust  Company
401(k)  Plan  (Plan)  is  provided  for  general   information   purposes  only.
Participants should refer to the Plan agreement for more complete information.

A. General. The Plan is a defined contribution plan covering substantially all employees of The Peoples Bank and Trust Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions . Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of the employee's salary deferral contribution up to four percent of the employee's compensation. The employer may make a discretionary profit sharing contribution. Contributions are subject to certain limitations.

C. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the employer contribution and plan earnings/losses. Each participant's account is also charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. Vesting. Participants are immediately 100% vested in salary deferral contribution and earnings allocated to those accounts. Vesting in matching employer contributions and profit sharing contributions is based on a six year graduated schedule. Forfeitures of non-vested employer match contributions will reduce employer match contribution or reduce expenses of the plan. Forfeitures of non-vested employer profit sharing contributions will be allocated to other participants based on compensation.

E. Investment Options. Upon enrollment in the Plan, a participant may direct contributions in any of six investment options.

     - Peoples Holding Company Common Stock
     - Money Market Obligation Trust
     - Federated Index Trust
     - Federated U.S. Government Securities Fund
     - Vanguard/Wellington Fund, Inc.
     - Vanguard/Wellesley Income Fund

F. Payment of Benefits. Upon termination of service with the employer, a participant may elect to receive a lump-sum distribution of his or her entire vested account balance.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting . The financial statements of the Plan are prepared under the accrual method of accounting.

B. Valuation of Investments. The Plan's investments are stated at market value. If available, quoted market prices are used to value investments. If quoted market prices are not available, the trustee estimates the fair value of the asset.

C.   Payment of Benefits.  Benefits are recorded when paid.

D.   Plan  Termination.   Although it has not expressed any intent to do so, the
     Employer has the right to terminate the Plan at any time subject to the provisions of ERISA.

E. Operating Expenses. The Plan sponsor absorbs all of the administrative expenses of the Plan.

F. Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3. PLAN TERMINATION

     Although it has not expressed any intent to do so, The Peoples Bank and Trust Company has the right at any time to terminate the Plan. In the event of plan termination, all employees will become 100% vested in their accounts

NOTE 4. INCOME TAX STATUS

     The Plan's most recent favorable determination letter received from the Internal Revenue Service is dated February 12, 1998. The plan administrator believes that the plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code ( the "Code"). In April 2003, the plan sponsor amended and restated the plan to comply with recent tax law requirements (commonly referred to as "GUST") and to make other plan design changes. The amended and restated plan is in the form of a prototype plan sponsored by Southeastern Employee Benefit Services, Inc. It consists of a basic plan document and a nonstandardized adoption agreement. The prototype plan sponsor received a favorable determination letter from the Internal Revenue Service dated November 27, 2001 for the prototype plan. Recently, the plan administrator submitted the amended and restated plan to the Internal Revenue Service to request a favorable determination that the plan is qualified under Sections 401 (a) and 401 (k) of the Code. The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.

NOTE 5. INVESTMENTS

     All of the Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments at December 31, 2002 and 2001.
                                                       2002           2001
                                                   -----------    -----------
Investments at fair value as determined
by quoted market price
  Mutual funds:
     Money Market Obligation Trust ............... $   193,324    $   151,529
     Federated Index Trust .......................   1,725,553      1,839,451
     Federated U.S. Government Securities Index...     215,896        121,809
     Vanguard / Wellington Fund Inc. .............   1,469,155      1,346,267
     Vanguard / Wellesley Income Fund ............     901,883        392,002

  Common stock:
     Peoples Holding Company .....................   1,941,982      1,566,136

  Trust for U.S. Treasury Obligations ............       9,001         32,423
  Participant note receivable ....................       1,424              -
                                                   -----------    -----------
                                                   $ 6,458,218    $ 5,449,617
                                                   ===========    ===========

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       2002           2001
                                                   -----------    -----------
Appreciation (depreciation) in fair value
  Mutual funds ................................... $  (667,325)   $  (260,489)
  Common stock ...................................     168,326        793,888
                                                   -----------    -----------
                                                   $  (498,999)   $   533,399
                                                   ===========    ===========

NOTE 6. INVESTMENT IN PEOPLES HOLDING COMPANY STOCK

     The Plan's trust held investments in the bank's parent, The Peoples Holding Company, as follows:

                                                    12/31/2002     12/31/2001
                                                   -----------    -----------
Number of shares held ............................      47,656         42,328
Market value of shares ........................... $ 1,941,982    $ 1,566,136
As a percentage of total market
   value of plan assets ..........................      27.29%         26.54%
As a percentage of the outstanding common
   shares of The Peoples Holding Company .........       0.85%          0.74%

                             SUPPLEMENTAL SCHEDULES

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                            PURPOSES AT END OF YEAR

                       THE PEOPLES BANK AND TRUST COMPANY
                                  401(k) PLAN

                          Year ended December 31, 2002

                             (c) Description of investment
     (b) Identity of issue,      including maturity date,
         borrower, lessor,       rate of interest, collateral,                 (e) Current
(a)      or similar party        par, or maturity value           (d) Cost          Value
----  ---------------------  ---------------------------------  -------------  -------------
      Trust for U.S.
      Treasury Obligations             Mutual Fund              $     9,001    $     9,001

      Money Market
      Obligations Trust                Mutual Fund                  193,324        193,324

      Federated Index Trust
      Max-Cap. Inst.                   Mutual Fund                2,327,183      1,725,553

      Federated U.S. Govt.
      Securities                       Mutual Fund                  212,126        215,896

      Vanguard Wellington
      Fund                             Mutual Fund                1,665,839      1,469,155

      Vanguard Wellesley
      Fund                             Mutual Fund                  904,214        901,883

      Peoples Holding
      Company                          Common stock               1,402,759      1,941,982

      Participant notes
      receivable                       Notes receivable               1,424          1,424
                                                                -------------  -------------
                                                                $ 6,715,870    $ 6,458,218
                                                                =============  =============

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                        THE PEOPLES BANK & TRUST COMPANY
                                  401(k) PLAN

                          Year ended December 31, 2002

                 (b) Description of                                                                     (h) Current
                    asset (include                                                                        value of
(a) Identity of      interest rate                                         (f) Expense                    asset on    (i) Net
    of party        and maturity in  (c) Purchase  (d) Selling  (e) Lease    incurred       (g) Cost    transaction   gain or
    involved        case of a loan)     Price         Price       rental   w/transaction    of asset       date        (loss)
---------------  ------------------  ------------  -----------  ---------  -------------  ------------  -----------  ----------
Trust for U.S.   Mutual Fund         $   432,812   $            $          $              $             $  432,812   $
Treasury Ob-     Multiple Purchases
ligations

Trust for U.S.   Mutual Fund                          456,234                                 456,234      456,234
Treasury Ob-     Multiple Sales
ligations

Federated        Mutual Fund             694,536                                              694,536      694,536
Index Trust      Multiple Purchases
Max-Cap
Inst.

Federated        Mutual Fund                          289,302                                 376,468      289,302     (87,166)
Index Trust      Multiple Purchases
Max-Cap
Inst.

Vanguard         Mutual Fund             493,436                                              493,436      493,436
Wellington       Multiple Purchases
Fund

Vanguard         Mutual Fund             553,374                                              553,374      553,374
Wellington       Multiple Purchases
Fund


                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     THE PEOPLES BANK & TRUST
                                                     COMPANY 401(K) PLAN


Date: June 19, 2003                                  /s/ Hollis Ray Smith
                                                     --------------------------
                                                     Hollis Ray Smith
                                                     Senior Vice President
                                                     Human Resources Department